UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Republic Power Group Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874 on December 31, 2025 at 10:00AM Eastern Time. Shareholders of the Company’s Class A ordinary shares, par value $0.000625 each (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.000625 each (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 10,195,244 out of a total of 17,250,000 Class A Ordinary Shares issued and outstanding, and holders of 100,000 out of a total of 100,000 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy, accounting for 59.33% of total outstanding shares voted. As a result, holders representing more than 50% of the total voting power of the Company’s Class A Ordinary Shares and Class B Ordinary Shares, entitled to vote at the EGM and voting together as a single class, were presented in person or by proxy, and a quorum was therefore present for the transaction of business at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The vote on the resolution that, conditional upon the approval of the sole shareholder of the Class B ordinary shares of the Company, the amended and restated memorandum and articles of association (the “New M&A”) be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”):

For	Against	Abstain
11,175,845	18,765	634

Accordingly, the Amendment to the Current M&A Proposal has been approved.

2.	The vote on the resolution that, subject to the New M&A becoming effective:

i.	the consolidation of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.000625 each and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.000625 at a ratio of not less than one (1)-for two (2) and not more than one (1)-for- one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than one year from the date of EGM (as defined below) (the “Share Consolidation”) be and is hereby approved;

ii.	the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation prior to December 31, 2026 or (ii) elect not to implement the Share Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii.	the Board may settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and;

iv.	subject to the determination of the ratio of the Share Consolidation within the Range by the Board and the Share Consolidation taking effect, the New M&As be further amended to, among others, reflect the Share Consolidation and the authorized number of shares after the Share Consolidation, and an amended and restated memorandum and articles of association (the “Second Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company was as follows (collectively, the “Share Consolidation Proposal”):

For	Against	Abstain
11,174,767	20,218	259

Accordingly, the Share Consolidation Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: January 5, 2026	By:	/s/ Hao Feng Ng
	Name:	Hao Feng Ng
	Title:	Chairman of the Board

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